UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W 100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 36268W 100	Page 2 of 11 Pages

1	Names of reporting persons 3i Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00,000
	6	Shared voting power 1,199,891
	7	Sole dispositive power 00,000
	8	Shared dispositive power 1,199,891
9	Aggregate amount beneficially owned by each reporting person 1,199,891
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.8%
12	Type of reporting person (see instructions) CO

13G
CUSIP No. 36268W 100		Page 3 of 11 Pages

1	Names of reporting persons 3i U.S. Growth Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00,000
	6	Shared voting power 1,199,891
	7	Sole dispositive power 00,000
	8	Shared dispositive power 1,199,891
9	Aggregate amount beneficially owned by each reporting person 1,199,891
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.8%
12	Type of reporting person (see instructions) CO

13G
CUSIP No. 36268W 100		Page 4 of 11 Pages

1	Names of reporting persons 3i Investments plc
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00,000
	6	Shared voting power 209,987
	7	Sole dispositive power 00,000
	8	Shared dispositive power 209,987
9	Aggregate amount beneficially owned by each reporting person 1,199,891
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.8%
12	Type of reporting person (see instructions) OO

13G
CUSIP No. 36268W 100		Page 5 of 11 Pages

Item 1.

(a)	Name of Issuer

GAIN Capital Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

135 US Highway 202/206, Bedminster, NJ 07921

Item 2.

(a)	Name of Person Filing

3i Corporation, which is the manager of each of 3i U.S. Growth Partners L.P. (“Growth Partners”), 3i Growth Capital (USA) D L.P. (“Growth Capital D”), 3i Growth Capital (USA) E L.P. (“Growth Capital E”) and 3i Growth Capital (USA) P L.P. (“Growth Capital P” and, together with Growth Partners, Growth Capital D and Growth Capital E, the “Growth Funds”); 3i U.S. Growth Corporation, which is the general partner of the Growth Funds; and 3i Investments plc, which is the manager of Mayflower L.P. (“Mayflower”). The Growth Funds and Mayflower directly own the shares of the Issuer. 3i Corporation and 3i U.S. Growth Corporation has investment authority over the shares held by the Growth Funds. 3i Investments plc has investment authority over the shares held by Mayflower. On March 30, 2012, 851,967 shares previously owned directly by 3i Technology Partners III LP (“Technology Partners”) were transferred to Mayflower, an affiliate of Technology Partners. 3i Corporation, 3i U.S. Growth Corporation and 3i Investments plc are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

Address of Principal Office for 3i Corporation and 3i U.S. Growth Corporation is One Grand Central Place, 60 E. 42nd Street, Suite 4100, New York, NY 10165.

Address of Principal Office for 3i Investments plc is 16 Palace Street, London SW1E 5JD UK.

(c)	Citizenship

3i Corporation is a Massachusetts corporation and 3i U.S. Growth Corporation is a Delaware corporation. 3i Investments plc is a public limited company organized in the United Kingdom.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

36268W 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

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CUSIP No. 36268W 100		Page 6 of 11 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13-2(b) or (c).

13G
CUSIP No. 36268W 100		Page 7 of 11 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned: 629,961 shares owned directly by Growth Partners, 41,323 shares owned directly by Growth Capital D, 277,297 shares owned directly by Growth Capital E, 41,323 shares owned directly by Growth Capital P and 209,987 shares owned directly by Mayflower. 3i U.S. Growth Corporation is the general partner of the Growth Funds and has investment authority over the shares held by such Growth Funds. 3i Corporation is the manager of the Growth Funds that directly own the reported securities. Investment and divestment decisions are made by the board of directors of 3i Corporation, which is an indirect wholly owned subsidiary of 3i Group plc (“3i Group plc”), a public company listed on the London Stock Exchange. As a result, 3i Corporation, as manager of each of the Growth Funds, and 3i U.S. Growth Corporation, as general partner of each of the Growth Funds, may be deemed to have voting and dispositive power with respect to the shares of common stock held by the Growth Funds. 3i Investments plc is the manager of Mayflower and has investment authority over the shares held by Mayflower and may be deemed to have voting and dispositive power with respect to the shares of common stock held by Mayflower. Each of 3i U.S. Growth Corporation and 3i Investments plc is an indirect wholly-owned subsidiary of 3i Group. 3i Group is the direct or indirect beneficial owner of all general partnership and limited partnership interests in Growth Capital D, Growth Capital P and Mayflower. 3i Group is an indirect limited partner in Growth Capital E and Growth Partners.

(b)	Percent of class: 2.8% as of December 31, 2014 (based on 42,989,250 shares outstanding as of January 9, 2015, as reported in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 12, 2015). As of February 6, 2015, the Reporting Persons held 420,828 shares, or approximately 1.0%, of the outstanding shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0 for each Reporting Person

(ii)	Shared power to vote or to direct the vote 209,987 shares for 3i Investments plc. 1,199,891 shares for each of 3i Corporation and 3i U.S. Growth Corporation.

(iii)	Sole power to dispose or to direct the disposition of 0 for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of 209,987 shares for 3i Investments plc. 1,199,891 shares for each of 3i Corporation and 3i U.S. Growth Corporation.

Each Reporting Person disclaims beneficial ownership of all shares except for the shares, if any, that such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(H).

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CUSIP No. 36268W 100		Page 8 of 11 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13-1(c).

13G
CUSIP No. 36268W 100		Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

3i CORPORATION

/s/ Ken Hanau
Ken Hanau

3i U.S. GROWTH CORPORATION

/s/ Ken Hanau
Ken Hanau

3i INVESTMENTS PLC

/s/ Alastair Richardson
Alastair Richardson

EXHIBIT INDEX

Exhibit A —	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2015

3i CORPORATION

/s/ Ken Hanau
Ken Hanau

3i U.S. GROWTH CORPORATION

/s/ Ken Hanau
Ken Hanau

3i INVESTMENTS PLC

/s/ Alastair Richardson
Alastair Richardson